Exhibit 4.18

Leveraged Finance	3rd Floor 54 Lombard Street London EC3P 3AH
The Directors	Tel 020 7699 5000
ebookers plc	Fax 020 7699 2770/3275
Farringdon Street London	www.barclays.com
EC4A 4AB	Barclays

18th August 2003

Dear sirs

We refer to the Facilities Agreement dated 20th January 2003 from Barclays Bank Plc setting out the terms and conditions of a £15,000,000 Term Loan, £10,000,000 Revolving Credit Facility and £10,000,000 Guarantee Facility to Ebookers plc (the "Facilities Agreement").

Capitalised words in this letter shall have the meanings given to them in the Facilities Agreement detailed above.

The Bank agrees to waive the following breaches that have occurred in Financial Covenants as set out in Clause 19 of the Facilities Agreement;

Financial Covenant	Test dates
Cash / Trade Creditors Ratio	31st March 2003, 30th April 2003, 3lst May 2003 and 30th June 2003.
Absolute EBIT	30th June 2003.

The terms and conditions of the Facilities Agreement are varied as follows:

1.    Financial Condition (clause 19) is amended as follows;

Clause 19.1.1 – Absolute EBIT

The test amounts for the following test dates are amended to;

Quarterly Period Ending	Amount (£)
30th September 2003	2,800,000
31st December 2003	7,200,000

Clause 19.1.3 – Senior Debt/EBlT Ratio

The test amounts for the following test date is amended as follows:

Quarterly Period Ending	Amount (£)
31st December 2003	5.35:1

Clause 19.1.5 – Absolute Cashflow

The test amounts for the following test dates are amended to;

Quarterly Period Ending	Amount (£)
30th September 2003	8,750,000
31st December 2003	2,700,000

Clause 19.4 – Definitions

The definition of "Cash" is amended to include the words "and any un-drawn amount available under Revolving Credit Facility A", following the word "Group" at the end of the sentence.

2.    Financial Indebtedness (clause 20.3.2) is deleted and replaced by the following clause;

Financial Indebtedness of the Group at any time in respect of all its finance leases or contracts for hire purchase up to a maximum aggregate liability over the term of the relevant leases or contracts of up to £3,300,000 (or its equivalent in any other currency).

3.    Fee

The Principal Borrower shall pay to the Bank;

a)	a facility fee of £35,000 on the date of acceptance of this letter

b)	a further fee of £15,000 in the event that the Borrower fails to comply with the Absolute EBIT financial covenant test as at 31st December 2003 (as detailed above) payable on 31st January 2004 or earlier receipt of the Compliance Certificate for the period ended 31st December 2003.

This letter is a Finance Document as defined in the Facilities Agreement and Clause 33 in respect of Enforcement shall apply to the same extent as in the Facilities Agreement. Other than set out in this letter, all other terms and conditions of the Facilities Agreement remain unchanged.

Please indicate your acceptance of the above amended terms and conditions by signing and returning the enclosed duplicate of this letter within 7 days of the date of this letter, together with a certified copy of a board resolution authorising the signing of this letter on behalf of the Principal Borrower.

The Bank For and on Behalf of Barclays Bank Plc

Signed	Paul Ambrose

Date	18th August 2003

The Principal Borrower

Accepted for and on behalf of ebooker plc

Signed	/s/ Nigel Addison Smith

Signed	/s/ Dinesh Dhamija

Date	20th August 2003